

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

William D. Johnson
Chairman, President and
Chief Executive Officer
Progress Energy, Inc.
410 South Wilmington St.
Raleigh, NC 27601-1748

> **Re: Progress Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011**
> **File No. 001-15929**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibits

1. We note that Exhibit 10(d)(1) does not include any of the schedules or exhibits that are part of the agreement. Please file with your next periodic report a complete copy of this agreement and confirm to us your intention to do so.

Form 10-K/A for the Fiscal Year Ended December 31, 2010

Item 11. Executive Compensation, page 11

2007 Performance Share Sub-Plan (the "2007 PSSP"), page 20

2. We note that in the first quarter of 2010 you approved a payout of 125% of the target value for the 2007 - 2009 PSSP grants. Please disclose the Total Business Return the Company achieved during this period and the factors the compensation committee considered when approving a payout of 125% of the target value for the 2007-2009 PSSP grants.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director